================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (Amendment No. 6)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934 and

                                  SCHEDULE 13D
                                (Amendment No. 8)
                    Under the Securities Exchange Act of 1934

                                -----------------

                                GENERAL CABLE PLC
                            (Name of Subject Company)

                           TELEWEST COMMUNICATIONS PLC
                                    (Bidder)
                                -----------------

                 Ordinary Shares, par value (pound)1 per share,
                   represented by American Depositary Shares,
                  each of which represents five Ordinary Shares
                         (Title of Class of Securities)
                     36930Q101 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                -----------------

                                  Victoria Hull
                           Telewest Communications plc
                              Genesis Business Park
                                  Albert Drive
                             Woking, Surrey GU21 5RW
                                 United Kingdom
                               011 44 1483 750 900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on behalf of Bidder)

                                -----------------

                                   copies to:
                            Jeffrey J. Weinberg, Esq.
                            David S. Lefkowitz, Esq.
                             Weil, Gotshal & Manges
                                 One South Place
                                London, EC2M 2WG
                                     England
                               011 44 171 903 1000

================================================================================

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101

------- ---------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON:                            TELEWEST COMMUNICATIONS PLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)   [ ]
                                                                                                (b)   [X]
------- ---------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

   4    SOURCES OF FUNDS
        00
------- ---------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) OR 2(f)                                                                            [ ]
------- ---------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        ENGLAND AND WALES
------- ---------------------------------------------------------------------------------------------------------

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        342,314,568 ordinary shares*
------- ---------------------------------------------------------------------------------------------------------

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                            [ ]
------- ---------------------------------------------------------------------------------------------------------

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        93.56%*
------- ---------------------------------------------------------------------------------------------------------

  10    TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

*  See Item 6.



                              (Page 2 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101


------- ---------------------------------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON:                            TELE-COMMUNICATIONS INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)   [ ]
                                                                                                (b)   [X]
------- ---------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

   4    SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) OR 2(f)                                                                            [ ]
------- ---------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        342,314,568*
------- ---------------------------------------------------------------------------------------------------------

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                            [ ]
------- ---------------------------------------------------------------------------------------------------------

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        93.56%*
------- ---------------------------------------------------------------------------------------------------------

  10    TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

*  Such 342,314,568 ordinary shares, par value (pound)1 per share, of General
   Cable PLC (the "Subject Shares") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest Communications plc ("Telewest"). TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.



                              (Page 3 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101


------- ---------------------------------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON:                            MEDIAONE GROUP, INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)   [ ]
                                                                                                (b)   [X]
------- ---------------------------------------------------------------------------------------------------------

   3    SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

   4    SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) OR 2(f)                                                                            [ ]
------- ---------------------------------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        342,314,568*
------- ---------------------------------------------------------------------------------------------------------

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                            [ ]
------- ---------------------------------------------------------------------------------------------------------

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        93.56%*
------- ---------------------------------------------------------------------------------------------------------

  10    TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------


* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.



                              (Page 4 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101


This Amendment No. 6 to Tender Offer Statement on Schedule 14D-1 is being filed by Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), and relates to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (pound)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase"), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document"), the Form of Acceptance, Authority and Election for the General Cable Shares and the Letter of Transmittal for the General Cable ADSs.

This Amendment No. 6 to Tender Offer Statement on Schedule 14D-1 supplements Items 4, 6(a), 10(f) and 11 of the Schedule 14D-1, filed by Telewest on June 29, 1998, and also constitutes Amendment No. 8 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable. Capitalized terms used but not defined herein have the meanings given to them in the Offer to Purchase.

ITEM 4   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The response to Item 4 is supplemented as follows:

         On September 1, 1998, Telewest issued a Press Release relating to its Pre-emptive Issue, the text of which is attached hereto as exhibit (a)(15) and is incorporated herein by reference.


ITEM 6   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The response to Item 6(a) is supplemented as follows:

The Offer has been declared unconditional in all respects. The Initial Offer Period has expired and the Subsequent Offer Period for the Offer has begun. Holders of General Cable shares (including General Cable shares represented by General Cable ADSs) who had accepted the Offer, and not properly withdrawn their acceptances, by 9:00 a.m. (London time) on September 1, 1998, will be paid the Offer consideration promptly. As of such time, valid acceptances of the Offer had been received in respect of 342,314,568 General Cable shares (including General Cable shares represented by General Cable ADSs), representing approximately 93.56% of General Cable's issued share capital. Holders who accept the Offer during the Subsequent Offer Period will be paid the Offer consideration promptly after the receipt of such acceptances complete in all respects. Holders of General Cable shares and/or General Cable ADSs do not have the right to withdraw their acceptances of the Offer during the Subsequent Offer Period.

         On September 1, 1998, Telewest issued two Press Releases relating to the Offer, the first of which stated that (among other things) Admission was expected at 9:00 a.m. on September 1, 1998, and the later stated that (among other things) the Offer had become unconditional in all respects and announced the expiry of the Initial Offer Period. The text of each of these Press Releases is attached hereto as exhibit (a)(16) and (a)(17), respectively, and is incorporated herein by reference.

ITEM 10  ADDITIONAL INFORMATION

         The response to Item 10(f) is supplemented as follows:


                              (Page 5 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101


         On September 1, 1998, Telewest issued two Press Releases relating to the Offer, the first of which stated that (among other things) Admission was expected at 9:00 a.m. on September 1, 1998, and the later stated that (among other things) the Offer had become unconditional in all respects and announced the expiry of the Initial Offer Period. The text of each of these Press Releases is attached hereto as exhibit (a)(16) and (a)(17), respectively, and is incorporated herein by reference.

ITEM 11  MATERIAL TO BE FILED AS EXHIBITS:

                    (a)(1) Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (1)

                    (a)(2) Disclosure Document of Telewest, dated June 29, 1998. (1)

                    (a)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

                    (a)(4)    Form of Letter of Transmittal.(1)

                    (a)(5)    Form of Notice of Guaranteed Delivery.(1)

                    (a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

                    (a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

                    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

                    (a)(9) Text of Press Release issued by Telewest dated June 29, 1998. (2)

                    (a)(10) Text of Press Release issued by Telewest dated August 4, 1998. (2)

                    (a)(11) Letter, dated August 4, 1998, from MediaOne, Tele-Communications International, Inc. and Cox Communications, Inc. to Telewest. (2)

                    (a)(12) Text of Press Release issued by Telewest dated August 19, 1998. (2)

                    (a)(13) Prospectus Supplement issued by Telewest dated August 20, 1998. (2)

                    (a)(14) Text of Press Release issued by Telewest dated August 28, 1998. (2)

                    (a)(15) Text of Press Release issued by Telewest dated September 1, 1998. (3)

                    (a)(16) Text of Press Release issued by Telewest dated September 1, 1998. (3)

                    (a)(17) Text of Press Release issued by Telewest dated September 1, 1998. (3)

                    (b)       Not applicable.



                              (Page 6 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101


                    (c)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

                    (d)       Not applicable.

                    (e)       See Exhibit (a)(1) above.

                    (f)       Not applicable.



-----------------

(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2) Previously filed.
(3) Filed herewith.














                              (Page 7 of 10 Pages)

CUSIP NO.                              14D-1
36930Q101


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 1998

                              TELEWEST COMMUNICATIONS PLC

                              By: /s/ Charles Burdick
                                  ---------------------------------------------
                                  Name: Charles Burdick
                                  Title: Group Finance Director



                              TELE-COMMUNICATIONS, INC.

                              By: /s/ Stephen M. Brett
                                  ---------------------------------------------
                                  Name: Stephen M. Brett
                                  Title: Executive Vice President



                              MEDIAONE GROUP, INC.

                              By: /s/ Stephen E. Britz
                                  ---------------------------------------------
                                  Name: Stephen E. Britz
                                  Title: Assistant Secretary







                              (Page 8 of 10 Pages)

                                  EXHIBIT INDEX

Document
No.       Description                                                  Page No.
---       -----------                                                  --------

(a)(1)    Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (1)
(a)(2)    Disclosure Document of Telewest, dated June 29, 1998. (1)
(a)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)
(a)(4)    Form of Letter of Transmittal.(1)
(a)(5)    Form of Notice of Guaranteed Delivery.(1)
(a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)
(a)(9)    Text of Press Release issued by Telewest dated June 29, 1998. (2)
(a)(10)   Text of Press Release issued by Telewest dated August 4, 1998. (2)
(a)(11) Letter, dated August 4, 1998, from MediaOne, Tele-Communications International, Inc. and Cox Communications, Inc. to Telewest. (2)
(a)(12)   Text of Press Release issued by Telewest dated August 19, 1998. (2)
(a)(13)   Prospectus Supplement issued by Telewest dated August 20, 1998. (2)
(a)(14)   Text of Press Release issued by Telewest dated August 28, 1998. (2)
(a)(15)   Text of Press Release issued by Telewest dated September 1, 1998. (3)
(a)(16)   Text of Press Release issued by Telewest dated September 1, 1998. (3)
(a)(17)   Text of Press Release issued by Telewest dated September 1, 1998. (3)



                              (Page 9 of 10 Pages)

(b)       Not applicable.
(c)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)
(d)       Not applicable.
(e)       See Exhibit (a)(1) above.
(f)       Not applicable.




------------

(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2) Previously filed.
(3) Filed herewith.










                              (Page 10 of 10 Pages)